AB * 2/22

SECU 08026114 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHART GROUP ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza, 14th Floor
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS H. LUETTS 212-350-8206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUSTORINO, PUGLISI & CO., LLP
(Name – *if individual, state last, first, middle name*)

515 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 21 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

2/22

OATH OR AFFIRMATION

I, Thomas H. Lueths, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chart Group Advisors, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/13/08

Signature

CFO

Title

13th Feb., 2008

SANDRA HENRY
Notary Public, State of New York
Reg. No. 01HE6007074
Qualified in Queens County
My Commission Expires May 18, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHART GROUP ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

The Managing Member
Chart Group Advisors, LLC

We have audited the accompanying statement of financial condition of Chart Group Advisors, LLC (the Company) as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chart Group Advisors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 13, 2008

CHART GROUP ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and cash equivalents	$	155,440
Accounts receivable		7,642
Invetment in common stock, at fair value		1,152,292
TOTAL ASSETS	$	1,315,374

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses payable	$	7,500
Due to parent		10,484
TOTAL LIABILITIES		17,984
MEMBER'S EQUITY		1,297,390
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,315,374

See accompanying notes to financial statements.

Note 1 – Organization:

Chart Group Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. (the "NASD"). The company was founded in May, 2001 under the laws of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates one office in New York City, NY. The Company is wholly owned by the Chart Group, L.P. (the "Parent").

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions. Securities received as part of success fees are recorded at their current fair market value based on their current quoted market price or at fair value as determined by the Company.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state, and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual partners. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Cont'd):

Investments in Common Stock:

Investments in common stock are stated at fair value as determined by the Company. Fair value is determined based upon quoted market prices, recent transactions involving similar securities and other factors. These estimated values may differ materially from the value that would have been used had a ready market existed.

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2007, the Company had net capital of $136,749, which exceeded its requirement by $131,749. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2007 this ratio was .13:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2007, the Company provided services to three major customers, resulting in revenues of approximately 75% of total revenues.

Note 5 – Transactions with Related Parties:

The Company has entered into a service agreement with its Parent under which it is charged for its allocable share of office rent and related office expenses.

In addition, the Company reimburses the Parent for its share of salaries and related expenses paid by the Parent for employees of the Parent who provide services for the Company, principally in generating advisory and success fees.

Due to Parent represents amounts due under these agreements net of payments made during year.

END